Exhibit 99.5

Enthusiast Gaming Reports Chairman Francesco Aquilini Share Purchase

TORONTO, Feb. 24, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) reports that Mr. Francesco Aquilini, Chairman of the Company, acquired an aggregate of 250,000 common shares of the Company in the open market between February 18, 2020, and February 20, 2020. The shares were purchased on an indirect basis in a series of transactions conducted through the facilities of the TSX.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest network of communities for gamers and esports fans. Already the largest gaming network in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Events and Esports. Enthusiast Gaming’s digital media platform includes 100+ gaming related websites and 900 YouTube channels which collectively reach 150 million visitors monthly. The media network generates over 30 billion ad requests and over 1 billion page views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s event business owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, (eglx.com) and the largest mobile gaming event in Europe, Pocket Gamer Connects. For more information on the Company visit www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information:

Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9326

INVESTOR RELATIONS CONTACT:

Julia Becker

Head, Investor Relations & Marketing

(604) 785-0850

jbecker@enthusiastgaming.com